Exhibit 99.2

NuviniAI Lab Reports Breakthrough Gains From AI-First Development Strategy

~ Nuvini Developers See Productivity Improvements of up to 8x Following Shift to Agentic Coding Platforms ~

NEW YORK, Sept. 26, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), the leading serial acquirer and operator of B2B SaaS companies in Latin America, today announced early results from a new initiative within NuviniAI Lab, a dedicated internal program designed to accelerate artificial intelligence (“AI”) adoption across its portfolio companies, unlock operational efficiencies, and foster scalable, repeatable AI innovation, that fully transitioned its development teams from traditional coding tools to AI-driven platforms (such as Claude Code).

After four weeks, developers reported an average productivity increase of 40%, with the top quartile achieving up to 8x productivity improvements. The results were measured not only by lines of code but also by deployments, product enhancements, and weekly shipments. In one case, a project that typically required 45 days was completed in just one week.

“This isn’t about hype—it’s about execution,” said Pierre Schurmann, CEO of Nuvini. “By adopting agentic coding at scale, we are delivering faster, more reliable outcomes and creating room to reinvest in new acquisitions. This is already changing how we think about building and acquiring companies with measurable impact on value creation.”

Looking ahead, Nuvini expects the integration of AI-native development processes to enhance operational efficiency across its portfolio and become a cornerstone of its M&A strategy. By embedding these practices into acquired companies, Nuvini aims to unlock new value creation levers while reinforcing its leadership in SaaS innovation across Latin America.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us